Exhibit 99.1

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Nevada Geothermal Power Inc.

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Nevada Geothermal Power Inc. as of June 30, 2008, and an audit of its 2008 and 2007 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

We have audited the consolidated balance sheets of Nevada Geothermal Power Inc. as at June 30, 2008 and 2007, and the consolidated statements of loss and deficit, comprehensive loss and cash flows for each of the years in the three-year period ended June 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at June 30, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2008 in accordance with Canadian generally accepted accounting principles.

Internal Control Over Financial Reporting

We have also audited Nevada Geothermal Power Inc.’s internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Nevada Geothermal Power Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and are included in Management’s Report on Internal Control Over Financial Reporting:

Insufficient Review of Journal Entries

The Company did not maintain effective controls over the review, supervision, and monitoring of accounting processes related to the creation of journal entries (adjusting and consolidating) at the senior management level. Both recurring and non-recurring journal entries, prepared by the CFO or Controller, were not always adequately reviewed and approved for validity, completeness and accuracy.

We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the June 30, 2008 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Vancouver, Canada	“Morgan & Company”

October 10, 2008	Chartered Accountants

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COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders, dated October 10, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	“Morgan & Company”

October 10, 2008	Chartered Accountants

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

	JUNE 30
	2008	2007

ASSETS

Current
Cash and cash equivalents	$11,686,765	$13,540,315
Amounts receivable	146,310	75,580
Marketable securities (Note 4)	184,000	126,000
Prepaid expenses	137,083	159,039
	12,154,158	13,900,934

Restricted Cash (Note 6(a))	686,997	683,249
Property, Plant And Equipment (Note 5)	18,906,523	53,943
Interests In Geothermal Properties (Note 6)	51,185,593	25,180,575

	$82,933,271	$39,818,701

LIABILITIES

Current
Accounts payable and accrued liabilities	$10,736,462	$2,938,540

Bank Loan (Note 7)	21,292,125	-
Asset Retirement Obligation (Note 8)	1,074,261	424,377
	33,102,848	3,362,917

SHAREHOLDERS’ EQUITY

Share Capital (Note 9)	58,881,390	41,862,542
Contributed Surplus (Note 9)	4,385,478	4,557,978
Accumulated Other Comprehensive Income	39,642	50,642
Deficit	(13,476,087)	(10,015,378)
	49,830,423	36,455,784

	$82,933,271	$39,818,701

Commitments (Note 12)
Subsequent Events (Note 16)

Approved on behalf of the Board of Directors:

“Brian Fairbank”	“Domenic Falcone”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Expressed in Canadian Dollars)

	YEARS ENDED JUNE 30
	2008	2007	2006

Operating Expenses
Accounting and audit	$50,900	$39,651	$40,566
Administration	843,999	225,592	110,083
Accretion (Note 8)	21,145	-	-
Amortization (Note 5)	62,508	20,549	10,900
Consulting fees	273,231	360,877	180,689
Conventions and publishing	331,197	177,047	486,736
Foreign exchange loss (gain)	312,550	638,072	(143,837)
Investor relations	97,107	119,712	84,995
Insurance	60,617	88,000	50,000
Legal	267,089	148,576	90,522
Investor communication	31,798	17,777	14,415
Office expenses	147,447	78,334	48,646
Recruitment fee (Note 10)	131,200	-	-
Rent and telephone	144,298	77,365	56,112
Site investigation	-	5,640	-
Stock-based compensation	867,651	1,279,145	692,059
Transfer agent and regulatory fees	98,751	76,865	63,925
Travel and business development	163,509	130,844	89,319
	3,904,997	3,484,046	1,875,130

Other Income (Expenses)
Interest income	316,984	448,195	189,133
Gain on sale of marketable securities	-	103,965	62,780
(Loss) on disposal of equipment	(3,320)	-	-
Property option proceeds in excess of mineral property costs	130,624	56,907	17,845
	444,288	609,067	269,758

Net Loss For The Year	(3,460,709)	(2,874,979)	(1,605,372)

Deficit, Beginning Of Year	(10,015,378)	(7,140,399)	(5,535,027)

Deficit, End Of Year	$(13,476,087)	$(10,015,378)	$(7,140,399)

Basic And Diluted Loss Per Share	$(0.04)	$(0.05)	$(0.04)

Weighted Average Number Of Common Shares Issued And Outstanding	79,122,910	61,294,757	36,537,557

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	YEARS ENDED JUNE 30
	2008	2007	2006

Net Loss For The Year	$(3,460,709)	$(2,874,979)	$(1,605,372)

Other Comprehensive (Loss) Income
Unrealized holding (loss) gain on marketable securities	(11,000)	50,642	-

Comprehensive Loss For The Year	$(3,471,709)	$(2,824,337)	$(1,605,372)

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	YEARS ENDED JUNE 30
	2008	2007	2006

Cash Flows From (Used In) Operating Activities
Net loss for the year	$(3,460,709)	$(2,874,979)	$(1,605,372)
Non-cash items included in net loss:
Amortization	62,508	20,549	10,900
Accretion	21,145	-	-
(Gain) on sale of marketable securities	-	(103,965)	(62,780)
Loss on disposal of equipment	3,320	-	-
Marketable securities received as option payment	(69,000)	(47,000)	-
Recruitment fees	131,200	-	-
Stock-based compensation	867,651	1,279,145	692,059

Net changes in non-cash operating working
capital items relating to operations:
(Increase) Decrease in amounts receivable	(70,730)	16,632	(16,526)
Increase (Decrease) in accounts payable and
accrued liabilities	(2,374,415)	(1,400,494)	1,688,435
(Increase) Decrease in prepaid expenses	21,956	(134,593)	55,689
	(4,867,074)	(3,244,705)	762,405

Cash Flows Used In Investing Activities
Geothermal property interests	(20,417,097)	(12,988,398)	(5,123,879)
Proceeds from disposal of marketable securities	-	197,660	128,085
Restricted cash	(3,748)	(671,997)	-
Proceeds from disposal of capital assets	1,045	-	-
Acquisition of property and equipment	(12,786,173)	(43,746)	(26,417)
	(33,205,973)	(13,506,481)	(5,022,211)

Cash Flows From Financing Activities
Net proceeds from private placements	14,051,097	13,879,209	16,393,296
Bank loan	20,372,000	-	-
Agents’ units exercised	1,416,000	-	-
Proceeds from stock options exercised	352,900	295,200	264,540
Proceeds from warrants exercised	27,500	-	1,755,015
	36,219,497	14,174,409	18,412,851

Increase (Decrease) In Cash And Cash Equivalents
	(1,853,550)	(2,576,777)	14,153,045

Cash And Cash Equivalents, Beginning Of Year	13,540,315	16,117,092	1,964,047

Cash And Cash Equivalents, End Of Year	$11,686,765	$13,540,315	$16,117,092
Supplemental Disclosure Of Cash Flow Information:
Cash Paid During The Year For:
Interest	$-	$-	$-
Income taxes	$-	$-	$-
Additional Cash Flow Information (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nevada Geothermal Power Inc. (“the Company”) was incorporated on April 13, 1995, under the laws of British Columbia and is currently in the development stage. The Company’s common shares are traded on the TSX Venture Exchange under the trading symbol NGP and on the OTC Bulletin Board in the United States under the symbol NGLPF.

The Company is in the process of exploring, evaluating and developing its geothermal properties. The recoverability of the amounts shown for geothermal properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As at June 30, 2008, the Company had working capital of $1,417,696, and had accumulated losses totalling $13,476,087.

Subsequent to the year end the Company raised $183 million (US$180 million) for the continued development of its Blue Mountain power plant project. The Company’s ability to continue as a going concern is dependent upon successful completion of its geothermal projects, such as Blue Mountain, and upon its ability to attain profitable operations. However, there is no assurance that management will be successful in achieving these objectives.

These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and other income and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of Presentation and Consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its wholly-owned subsidiaries, Nevada Geothermal Power Company, incorporated in the State of Nevada, U.S.A., Desert Valley Gold Co., incorporated in the State of Nevada, NGP Blue Mountain Holdco LLC, a Delaware limited liability company, NGP Blue Mountain I LLC, a Delaware limited liability company, and Blue Mountain Power Company Inc., incorporated in the province of British Columbia. All significant inter- company balances and transactions have been eliminated upon consolidation.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	b)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturity dates of 90 days or less.

	c)	Marketable Securities

In accordance with the recommendations of section 3855 “Financial Instruments – Recognition and Measurement” of the Canadian Institute of Chartered Accountants Handbook, the Company has designated its marketable securities, composed of shares of another resource company, as available for sale securities and reports them at fair value. The amounts by which fair values for these securities differ from written down cost represent unrealized gains and losses and are recognized in other comprehensive income. All realized gains and losses are recognized in net income in the period of disposition. The fair value of these securities is market value. The market value of publicly traded securities is based on quoted market prices.

	d)	Geothermal Property Costs

Costs of acquisition, exploration and development of geothermal properties are capitalized on an area-of-interest basis. Amortization of these costs will be on a unit-of- production basis, based on estimated proven geothermal resources of the areas. If an area of interest is abandoned, the costs thereof are charged to income in the year of abandonment.

The Company does not accrue the estimated future costs of maintaining its geothermal interests in good standing. The amounts shown for geothermal properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future values.

	e)	Option Proceeds Received on Geothermal Properties

Option proceeds received are treated as a reduction of the carrying value of the related geothermal properties and deferred exploration costs and the excess, if any, is taken into income.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	f)	Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events, and circumstances from other than the Company’s shareholders. This policy requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in “other comprehensive income (loss)” until it is considered appropriate to recognize into net earnings (loss). This policy requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company reports a consolidated statement of comprehensive income and includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

	g)	Property, Plant and Equipment and Amortization

Property, plant and equipment are recorded at cost and are amortized over their useful lives by the declining balance method at the following annual rates:

Computer equipment	30%
Field equipment	30%
Office furniture and equipment	20%
Computer software	100%

The Company’s assets under construction are recorded at cost and will be transferred to plant and equipment together with any pre-production revenues at the commencement of commercial operations. These assets will then be amortized on a straight-line basis over the useful life of these assets, which is expected to be up to 30 years.

h)	Impairment of Long-Lived Assets

The Company applies the Canadian Institute of Chartered Accountants Handbook Section 3063, “Impairment of Long-Lived Assets”, which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires that an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. Any impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. During the years ended June 30, 2008 and 2007, no write-downs of long- lived assets were recognized.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	i)	Stock-Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 – “Stock - Based Compensation and Other Stock-Based Payments” to record stock-based transactions with officers, directors, and outside consultants. Accordingly, the fair value of stock options is charged to operations or geothermal property costs as appropriate, with an offsetting credit to contributed surplus. The fair value of stock options which vest immediately is recorded at the date of grant and the fair value of options which vest in the future is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options, together with the related portion of contributed surplus, is credited to share capital.

The Company uses the Black-Scholes option valuation model to estimate the fair value of stock-based compensation. The Black-Scholes option valuation model requires the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measurement of the fair value of the Company’s share purchase assumptions.

	j)	Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future.

	k)	Loss Per Common Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted per share information is calculated using the treasury stock method, which assumes that any proceeds from the exercise of stock options, warrants, and other instruments would be used to purchase common shares at the average market price during the period. No adjustment to diluted earnings per share is made if the result of these calculations is anti-dilutive.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	l)	Asset Retirement Obligations

Future costs to retire an asset, including environmental costs and remediation and ongoing treatment and monitoring of the site, have been recognized and recorded as a liability at fair value. The liability is accreted over time through periodic charges to operations. In subsequent periods, the liability is adjusted for any changes in the amount or timing of the underlying cash flows. The asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the asset’s useful life. Future asset retirement obligations are not recorded where timing or amount of the remediation costs cannot be reasonably estimated.

	m)	Foreign Currency Translation

The financial statements of the 100% owned U.S. subsidiaries have been translated using the temporal method whereby the assets and liabilities are translated at the period end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses, other than amortization and accretion, at the average exchange rate for the period. Foreign exchange gains and losses resulting from these transactions are reflected in the consolidated statement of loss and deficit.

	n)	Financial Instruments

Effective July 1, 2007, the Company classifies all financial instruments as either held to maturity, available for sale, held for trading or loans and receivables. Financial assets classified as held to maturity, loans and other receivables and financial liabilities other than those held for trading are measured at amortized cost. Available-for-sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the income statement for the period. As at June 30, 2008, the Company had not entered into any hedging arrangements.

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, marketable securities, accounts payable and accrued liabilities, and a bank loan. It is management’s opinion that the Company is not exposed to significant interest or credit risk arising from these financial instruments. Marketable securities are carried at market value. The fair value of all financial instruments approximates their carrying value.

At June 30, 2008, the Company was not invested in financial instruments that expose it to significant market, credit or liquidity risk. The Company’s cash was invested in certificates of deposit at a major Canadian bank. Management assessed the financial condition of this bank and believes that the possibility of any credit loss is minimal.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	o)	Borrowing Costs

Borrowing costs, which include interest, legal fees, advisory fees, stand-by fees and commissions, are considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes borrowing costs to construction in progress and interests in geothermal properties while these assets are prepared for their intended use.

	p)	Variable Interest Entities

Variable interest entities (“VIE’s”) as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, “Consolidation of Variable Interest Entities”, are entities in which equity investors do not have characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIE’s are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns. The Company has determined that none of its equity investments qualify as VIE’s.

	q)	Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

	r)	Fair Value of Warrants

Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value using the residual method to determine the fair value of warrants issued. Warrants issued to brokers are evaluated by using the Black- Scholes model.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

3.	ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT ACCOUNTING PRONOUNCEMENTS

	a)	Financial Instruments – Disclosures and Financial Instruments – Presentation

In December 2006, the CICA issued Handbook sections entitled “Financial Instruments – Disclosures,” (section 3862) and “Financial Instruments – Disclosure and Presentation (section 3863), which will replace “Financial Instruments – Disclosure and Presentation (section 3861). The new disclosures standard increases the emphasis on the risk associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements and becomes effective for the Company’s interim and annual reporting periods beginning July 1, 2008. The Company has reviewed the impact of the new standard and will provide the required disclosure.

	b)	Going Concern

In November 2007, Handbook section 1400 entitled “General Standards of Financial Statement Presentation” has been amended to include requirements to assess and disclose a Company’s ability to continue as a going concern. The recommendations become effective for the Company’s interim and annual reporting periods beginning July 1, 2008. The Company has reviewed the impact of the new standard and will provide the required disclosure.

	c)	Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook section 3064 – “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and Section 3450, “Research and Development Costs”. This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and, for the Company, is effective for annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009. The Company is currently assessing the impact of this section.

	d)	International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use International Financial Reporting Standards (“IFRS”), replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of July 1, 2011, will require restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2010. The Company has completed a preliminary review of IFRS and will be assessing the impact over the next 12 months.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

3.	ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

	e)	Capital Disclosures

The AcSB issued CICA Handbook Section 1535 “Capital Disclosures”. The section specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company is currently evaluating the impact of the adoption of this new section on its financial statements. This new section relates to disclosures which did not have an impact on the Company’s financial results. This section applies to interim and annual financial statements related to fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of the adoption of the section on its financial statements.

	f)	Cash Distributions

CICA Handbook Section 1540 “Cash Flow Statements”, has been amended to require additional disclosures where cash distributions are made in accordance with a contractual obligation for cash distributions. The revised requirements are effective for interim and annual financial statements for fiscal years ending on or after March 31, 2007. The adoption of this Section did not result in any changes in the disclosure within the financial statements.

	g)	Accounting Changes, Section 1506

Section 1506 revised the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

3.	ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

	h)	Accounting Policy for Transaction Costs, EIC-166

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166”). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial liabilities that are classified as other than held-for-trading to its initial carrying cost measured upon the adoption of CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”). Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective for the year ended June 30, 2008 and applied retroactively to expense all transaction costs related to acquisition of financial liabilities that are classified as other than held-for-trading in accordance with Section 3855.

	i)	Hedging, Section 3865

This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not hold any financial instruments designated for hedge accounting.

4.	MARKETABLE SECURITIES

	2008		2007
	NUMBER		NUMBER
	OF SHARES	AMOUNT	OF SHARES	AMOUNT
Sierra Geothermal Power Corp.
Cost – common shares	400,000	$144,358	300,000	$75,358
Unrealized gain recognized	-	39,642	-	50,642

	400,000	$184,000	300,000	$126,000

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

5.	PROPERTY, PLANT AND EQUIPMENT

	2008	2007

Computer equipment	$94,890	$41,649
Field equipment	161,630	14,446
Office furniture and equipment	59,723	31,314
Computer software	45,568	18,883
Land	155,280	-
	517,091	106,292
Accumulated amortization	113,768	52,349
	403,323	53,943
Assets under construction	18,503,200	-

	$18,906,523	$53,943

6.	INTERESTS IN GEOTHERMAL PROPERTIES

The acquisition and deferred exploration and development expenditures of the Company’s geothermal property interests, all located in the U.S., are as follows:

	2008	2007

Blue Mountain Project – Nevada (a)	$50,495,368	$24,662,966
Pumpernickel Valley Project – Nevada (b)	-	-
Black Warrior Peak Project – Nevada (c)	204,890	101,247
Crump Geyser Project – Oregon (d)	485,335	416,362

	$51,185,593	$25,180,575

a)	Blue Mountain Project, Nevada

The Company holds a 100% leasehold interest in certain lands located in Humboldt County, Nevada. The leasehold interest covers 4,445 hectares (10,984 acres) on 17 land sections. The interest entitles the Company to explore, develop and produce any geothermal resources located on the properties. The Company also has the option to purchase the freehold interest, consisting of 1,295 hectares (3,200 acres) out of a total of the 3,885 hectares (9,600 acres) of the leasehold interest. The property interests are subject to production royalties ranging from 1.5% to 3.5% on sales of electrical power, and 5% to 10% from sale proceeds of direct energy.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

6.	INTERESTS IN GEOTHERMAL PROPERTIES (Continued)

	a)	Blue Mountain Project, Nevada (Continued)

The Company signed a 20-year power purchase agreement with Nevada Power Company (“NPC”), a subsidiary of Sierra Pacific Resources, for up to approximately 35 gross megawatts (“MW”) of geothermal power to be produced from a new geothermal power plant to be built at the Company’s Blue Mountain geothermal site, in northern Nevada. The power will be used by the NPC to serve its customers in Nevada.

Under the terms of the agreement, the Company has provided to NPC a $686,997 (US$645,000) security deposit in the form of a letter of credit. NPC has the right to draw upon these funds in the following circumstances: i) if the Company fails to make any required payments under the contract; ii) if the letter of credit is not renewed by the required date; or iii) if certain conditions regarding the credit rating of the issuing financial institution are not met. The Company has placed on deposit with a Canadian Chartered Bank a US dollar denominated term deposit of $656,997 (US$645,000) as security for this letter of credit. This security deposit has been disclosed as restricted cash in these financial statements. The deposit currently earns interest at the rate of 1.55% per annum which accrues to the Company.

In November 2007, the Company executed a Large Generator Interconnection Agreement (“LGIA”) with Sierra Pacific Power Company (“SPPC”). The LGIA covers up to 75 megawatts of new electric generation in two phases from the Blue Mountain geothermal resource. The Agreement was the culmination of SPPC engineering studies which determined that interconnection to SPPC’s electrical transmission grid was feasible. The Agreement commits the Company to reimburse approximately $713,000 (US$700,000) interconnection capital costs and to provide a $1.40 million (US$1.37 million) letter of credit to secure payment for additional estimated system upgrades.

In February 2008, the Company’s subsidiary, NGP Blue Mountain I LLC (“NGP I”), issued a $20.4 million (US$20.0 million) Limited Notice To Proceed (“LNTP”) under a fixed-price, date-certain engineering, procurement and construction (“EPC”) contract, later signed with Ormat Nevada Inc. (“ORMAT”) to supply and construct the phase 1 power plant of NGP’s planned geothermal power development at Blue Mountain, Nevada. Ormat began detailed engineering design, as well as manufacturing and purchasing of certain long-lead items for Blue Mountain’s power plant in order to meet the guaranteed substantial completion date of December 31, 2009. The LNTP was initially supported by an irrevocable $10.2 million (US$10.0 million) letter of credit.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

6.	INTERESTS IN GEOTHERMAL PROPERTIES (Continued)

	a)	Blue Mountain Project, Nevada (Continued)

In March 2008, NGP 1 and Ormat Technologies Inc.’s subsidiary, Ormat Nevada Inc., entered into a $77.4 million (US$76 million) EPC contract, for a 49.5 MW (gross) power plant, consisting of three Ormat energy converters at Blue Mountain’s geothermal project in Nevada. The Company is currently in discussions with NPC for a phase 2 power contract, covering expected additional power production.

On May 1, 2008, NGP 1 increased the Company’s commitment under the LNTP to $26.8 million (US$26.3 million) and increased the size of the supporting letter of credit by $5.1 million (US$5 million), to $15.3 million (US$15 million).

The following costs have been incurred on the project:

	2008	2007

Acquisition
Property leases, permits and regulatory	$109,738	$77,154

Deferred exploration and development expenditures
Geological and geophysical	1,118,713	1,204,632
Non-geological consulting	91,908	219,237
Drilling	18,629,907	10,860,898
Plant feasibility study	-	101,966
Road maintenance	-	520,800
Camp and field supplies	2,999,736	2,141,491
Reports and maps	38,756	14,420
Testing	697,971	2,204
Water analysis	-	91,644
Water rights	-	29,208
Borrowing costs	1,103,387	-
Drilling advances	402,750	-
Provision for remediation	639,536	424,377

Costs incurred during the year	25,832,402	15,688,031
Balance, beginning of year	24,662,966	8,974,935

Balance, end of year	$50,495,368	$24,662,966

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

6.	INTERESTS IN GEOTHERMAL PROPERTIES (Continued)

	b)	Pumpernickel Valley Project, Nevada

The Company has private and federal geothermal leases comprising a total holding of 2,680 hectares (6,622 acres). The Company leases geothermal rights from Newmont USA and the United States Bureau of Land Management (“BLM”). Under an agreement with Ormat the Company gave a right of first refusal for the Pumpernickel project equipment in return for a BLM lease and preferred equipment pricing.

The Newmont lease grants the Company the exclusive geothermal, surface and water rights. The Company pays $3/acre, with all rental payments creditable to royalties due upon production of:

3½% of gross proceeds from electrical power sales (less taxes and transmission costs);
5% of the gross proceeds of a sale of any substances in an arm’s length transaction;
2% of the gross proceeds from the sale of, or manufacture, of bi-products;
10% of net profits from the use of substances at a commercial facility other than an electric power generating facility; and
Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

The BLM lease transferred from Ormat is encumbered by a royalty interest (0.5%) with Ehni Enterprises Inc.

In October 2004, the Company entered into an option agreement with Sierra Geothermal Power Corp (“SGC”) under which SGC would finance up to $5-million in exploration and development for a 50% joint-venture interest. The Company and SGC have amended the agreement twice, most recently to revise the earn-in schedule. At June 30, 2008, SGC was current with its obligations. To complete its earn-in of the 50% joint venture interest, SGC is required to make cash payments and issue stock by December 15, 2008, as follows: (a) $70,000; (b) reimburse exploration and development expenditures totaling $4-million; and (c) 200,000 common shares.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

6.	INTERESTS IN GEOTHERMAL PROPERTIES (Continued)

	b)	Pumpernickel Valley Project, Nevada (Continued) The following costs have been incurred on the project:

	2008	2007

Acquisition
Property leases, permits and regulatory	$3,426	$10,710

Deferred exploration expenditures
Camp and field supplies	8,445	5,331
Drilling	280,287	-
Geological and geophysical	84,616	268,342
Non-geological consulting	1,378	3,893
Reports and maps	165	5,109
Testing	1,652	-
Water analysis	1,371	-
Sierra Geothermal funding and option payments	(381,340)	(293,385)

Costs incurred during the year	-	-
Balance, beginning of year	-	-

Balance, end of year	$-	$-

c)	Black Warrior Peak Project, Nevada

The project is located in Washoe and Churchill Counties, Nevada. The Company has a total of 2,539 hectares (6,273 acres) of both private land and federal lands including water and surface rights. The private leases are subject to a royalty of 3.5% on gross revenue from electricity sales. The Company can purchase the royalty for $1.02 million (US$1.00 million).

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

6.	INTERESTS IN GEOTHERMAL PROPERTIES (Continued)

	c)	Black Warrior Peak Project, Nevada (Continued) The following costs have been incurred on the project:

	2008	2007

Acquisition
Property leases, permits and regulatory	$43,627	$15,168

Deferred exploration expenditures
Camp and field supplies	1,538	-
Geological and geophysical	58,448	857
Reports and maps	30	-

Costs incurred during the year	103,643	16,025
Balance, beginning of year	101,247	85,222

Balance, end of year	$204,890	$101,247

d)	Crump Geyser, Oregon

On August 1, 2005, the Company leased 2,916 hectares (7,206 acres) of geothermal land located in south-eastern Oregon. The leases are on private land and are subject to a royalty of 3.5% of the gross revenues from the availability, sale or use of electricity.

The following costs have been incurred on the project:

	2008	2007

Acquisition
Property leases, permits and regulatory	$45,246	$17,307

Deferred exploration
Camp and field supplies	1,890	6,220
Geological and geophysical	18,873	28,498
Legal and consulting (non-geological)	2,650	-
Reports and maps	314	-
Water analysis	-	816

Costs incurred during the year	68,973	52,841
Balance, beginning of year	416,362	363,521

Balance, end of year	$485,335	$416,362

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

7.	BANK LOAN

On November 1, 2007, the Company’s wholly owned subsidiary NGP Blue Mountain I LLC (“NGP I”) closed a $20.4 million (US$20.0 million) bridge financing with Glitnir Banki hf (“Glitnir”), secured solely by those assets related to the Blue Mountain project.

Glitnir extended the bridge loan facility of $20.4 million (US$20 million) for the continuing development of the up to 35 gross MW Blue Mountain project in Nevada. The proceeds of the loan financed further developmental drilling, preconstruction efforts for the geothermal power plant, the geothermal well field, related infrastructure and development costs.

Under the terms of the bridge loan, interest was charged on funds drawn, at the Company’s option, at an interest rate based upon either the 90 day LIBOR rate (i.e. interest rate per annum, determined to be the rate calculated on deposits in the London England intermarket, by reference to the British Bankers’ Association Interest Settlement Rates, two days prior to the beginning of such interest period) or the greater of the average of the overnight Federal funds transactions plus 0.5% and WSJ (Wall Street Journal) prime rate, plus a margin ranging from 2.25% to 4.25% per annum. NGP I also paid Glitnir a commitment fee equal to 0.5% per annum on the undrawn funds for each day during the period from and including the date of the loan approval to the last day undrawn funds were available. An upfront fee was paid to Glitnir in the amount of $255,000 (US$250,000). NGP I had no obligation to make any payment of principal, interest or commitment fee prior to the earlier of: the closing of construction financing or November 1, 2008, unless it had not complied with the terms of the loan agreement.

As at June 30, 2008, NGP I had drawn the full $20.4 million (US$20.0 million) facility and incurred approximately $920,000 (US$903,323) in interest charges and commitment fees.

In connection with the LNTP contracted with ORMAT, in February 2008, the Company and Glitnir amended the loan agreement to grant a $10.2 million (US$10.0 million) letter of credit in favor of ORMAT. The letter of credit expired when the loan agreement matured and required payment of a commitment fee of 0.5% per annum and a letter of credit fee of 4.25% per annum, payable quarterly. On April 1, 2008, Glitnir increased the letter of credit to $15.3 million (US$15.0 million).

On August 29, 2008, the Company closed a long term debt financing with Trust Company of the West (“TCW”), a large US based investment management company. The Glitnir bridge loan, interest, and commitment fees were repaid in full and the letter of credit was replaced with a similar letter of credit issued by Bank of the West. As a result, at June 30, 2008, the Glitnir bridge loan was reclassified as long term debt.

8.	ASSET RETIREMENT OBLIGATION

The undiscounted amount of expected cash flows required to settle the asset retirement obligation is estimated at $5,323,678 (2007 - $1,331,950). The liability for the expected cash flows, as reflected in the consolidated financial statements, has been discounted at 8.84% (2007 – 5.21%) and the inflation rate used is 4.00% (2007 – 3.08%).

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

8.	ASSET RETIREMENT OBLIGATION (Continued)

	2008	2007
Balance, beginning of year	$424,377	$-

Additions to reclamation and closure costs	628,739	424,377
Accretion expense	21,145	-

Balance, end of year	$1,074,261	$424,377

The majority of costs attributed to these commitments and contingencies are expected to be incurred by 2030, and are to be funded mainly from the Company’s cash provided by operating activities. The Company’s provision for future site reclamation and closure costs is based on known United States federal and local laws and regulations concerning environmental requirements.

9.	SHARE CAPITAL

	a)	Authorized

Unlimited voting common shares – no par value
25,000,000 first preferred shares – no par value (none issued) 25,000,000 second preferred shares – no par value (none issued)

	b)	Common Shares Issued and Outstanding

			CONTRIBUTED
	NUMBER	AMOUNT	SURPLUS

Balance, June 30, 2006	53,202,171	$28,591,656	$2,375,310

Issued for cash:
Stock options exercised	545,000	295,200	-
Private placements, net of financing costs
	23,077,000	12,842,679	-
Stock options exercised – stock option
valuation	-	133,007	(133,007)
Compensation options granted	-	-	1,279,145
Agents’ units granted	-	-	1,036,530

Balance, June 30, 2007	76,824,171	41,862,542	4,557,978

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

b) Common Shares Issued and Outstanding (Continued)
			CONTRIBUTED
	NUMBER	AMOUNT	SURPLUS

Balance, June 30, 2007	76,824,171	$41,862,542	$4,557,978

Issued for cash:
Stock options exercised	587,000	352,900	-
Share purchase warrants exercised	25,000	27,500	-
Private placements, net of financing costs	15,000,000	13,675,004	-
Agents’ units exercised	1,573,333	1,416,000	-
Stock options exercised – stock option
valuation	-	1,416,244	(1,416,244)
Issued for recruitment fees (Note 10)	160,000	131,200	-
Compensation options granted	-	-	867,651
Agents’ compensation option	-	-	376,093

Balance, June 30, 2008	94,169,504	58,881,390	$4,385,478

During the year ended June 30, 2007, the Company completed a private placement and issued 23,077,000 units at a price of $0.65 per unit for gross proceeds of $15,000,050 before issuance costs of $2,157,371, including non-cash consideration of $1,036,530. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $1.10 per share for a two-year period.

As a finance fee, the Company granted the agents up to 1,846,160 units at a price of $0.65 per unit expiring March 1, 2009. Each unit consists of one common share and one share purchase warrant, exercisable for a period of two years. The value of the agent’s units, aggregating $1,036,530 was calculated using the Black-Scholes option pricing model, with an interest rate of 4.13%, a dividend rate of 0%, a volatility of 60% and a two year term for both the common share portion and the warrant portion.

During the year ended June 30, 2008, the Company completed a private placement and issued 15,000,000 shares at a price of $1.00 per share for gross proceeds of $15,000,000 before issuance costs of $1,324,996 including non-cash consideration of $376,093 which grants the underwriters an option to acquire 1,050,000 shares at $1 per share. These options were valued using the Black-Scholes option pricing model, with an interest rate of 2.78%, a dividend rate of 0%, volatility of 57% and an expected life of 1.5 years.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

	c)	Stock Options

During the year ended June 30, 2008, the Company received $352,900 (2007 - $295,200) from the exercise of 587,000 (2007 – 545,000) stock options.

As at June 30, 2008, the following stock options were outstanding:

	NUMBER		WEIGHTED	NUMBER
	OUTSTANDING	REMAINING	AVERAGE	EXERCISABLE
EXERCISE	AT JUNE 30	CONTRACTUAL	EXERCISE	AT JUNE 30
PRICE	2008	LIFE (YRS)	PRICE	2008

$0.28	378,000	0.30	$0.28	378,000
$0.35	180,000	0.66	$0.35	180,000
$0.54	117,000	1.26	$0.54	117,000
$0.65	3,575,000	3.77	$0.65	3,546,250
$0.80	250,000	4.09	$0.80	250,000
$0.81	80,000	4.26	$0.81	80,000
$0.90	1,423,000	2.55	$0.90	1,423,000
$1.03	1,341,000	4.91	$1.03	1,251,000
$1.12	410,000	4.66	$1.12	410,000
$1.15	255,000	4.42	$1.15	197,500

	8,009,000	3.55	$0.78	7,832,750

A summary of the changes in stock options for the years ended June 30, 2008 and 2007 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, June 30, 2006	3,483,000	$0.71

Granted	3,927,000	0.65
Exercised	(545,000)	(0.54)
Cancelled/Expired	(325,000)	(0.90)

Balance, June 30, 2007	6,540,000	0.68

Granted	2,286,000	1.02
Exercised	(587,000)	(0.60)
Cancelled	(230,000)	(0.81)

Balance, June 30, 2008	8,009,000	$0.78

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

	c)	Stock Options (Continued)

On October 1, 2007, the Company cancelled 230,000 stock options held by a former employee and consultant.

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. During the year ended June 30, 2008, the Company recorded $867,651 (2007 - $1,279,145) in stock-based compensation for options granted.

The exercise price of each option equals the market price of the Company’s stock on the date of the grant. The options vest immediately.

The fair value of each option granted is estimated on the date of grant using the Black- Scholes option pricing model with the following weighted average assumptions:

	2008	2007

Risk free interest rate	2.88-4.67%	3.98-4.17%
Expected life	1-2 years	1-2 years
Expected volatility	47-63%	54-67%
Expected dividend yield	0%	0%
Weighted average value of options granted	$0.38	$0.32

d)	Agents’ Compensation Units and Options

During the year ended June 30, 2008, the Company received $1,416,000 from the exercise of 1,573,333 agents’ units.

As at June 30, 2008, the following agents’ compensation units and options were outstanding:

		NUMBER		NUMBER
		OUTSTANDING	REMAINING	EXERCISABLE
	EXERCISE	AT JUNE 30	CONTRACTUAL	AT JUNE 30
EXPIRY DATES	PRICE	2008	LIFE (YRS)	2008

AGENTS UNITS
March 1, 2009	$0.65	1,846,160	0.67	1,846,160

AGENTS OPTIONS
November 15, 2009	$1.00	1,050,000	1.38	1,050,000

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

	d)	Agents’ Compensation Units and Options (Continued)

A summary of the changes in agents’ units and options for the years ended June 30, 2008 and 2007 is presented below:

	AGENTS UNITS		AGENTS OPTIONS
		WEIGHTED		WEIGHTED
	NUMBER	AVERAGE	NUMBER	AVERAGE
	OF	EXERCISE	OF	EXERCISE
	UNITS	PRICE	OPTIONS	PRICE

Balance, June 30, 2006	1,573,333	$0.90	-	$-

Granted	1,846,160	0.65	-	-

Balance, June 30, 2007	3,419,493	0.77	-	-

Granted	-	-	1,050,000	1.00
Exercised	(1,573,333)	(0.90)	-	-

Balance, June 30, 2008	1,846,160	$0.65	1,050,000	$1.00

e)	Share Purchase Warrants

For the year ended June 30, 2008, the Company received $27,500 from the exercise of 25,000 share purchase warrants.

As at June 30, 2008, the following share purchase warrants were outstanding:

NUMBER
OF	EXERCISE	EXPIRY
WARRANTS	PRICE	DATE

3,850,000	$1.10	February 12, 2009
19,202,000	$1.10	February 12, 2009

23,052,000

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

9.	SHARE CAPITAL (Continued)

	e)	Share Purchase Warrants (Continued)

A summary of the changes in share purchase warrants for the years ended June 30, 2008 and 2007 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	WARRANTS	PRICE

Balance, June 30, 2006	24,465,667	$1.31

Issued	23,357,000	1.10
Expired	(5,079,000)	(0.90)

Balance, June 30, 2007	42,743,667	1.24

Issued	1,573,333	1.40
Expired	(21,240,000)	(1.40)
Exercised	(25,000)	(1.10)

Balance, June 30, 2008	23,052,000	$1.10

f)	Escrow Shares

As at June 30, 2008 and 2007, there were no shares held in escrow.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

10.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions not disclosed elsewhere in these financial statements are as follows:

As at June 30, 2008, a total of $81,179 was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is interest free, unsecured and is repayable on demand.

During the years ended June 30, 2008 and 2007, the following were paid or accrued to directors, officers, former officers and to companies controlled by directors of the Company:

	2008	2007

Consulting and wages – administration	$397,326	$283,528
Director fees	$58,136	$54,772
Consulting, including financing success fee – geothermal	$822,227	$693,374
Rent	$11,613	$2,888
Recruitment fee	$131,200	$-
Property and equipment	$102,143	$-

Consulting and wages are primarily comprised of salary paid to the chief executive officer and chief financial officer, who are also directors and officers of the Company, during the normal course of their employment. Geothermal consulting costs primarily result from success fees paid to a director of the Company in connection with successfully arranging the Company’s bridge loan with Glitnir and two subsequent letters of credit in support of the LNTP contracted with Ormat. Recruitment fees, and property and equipment purchases relate to the purchase of assets from Fairbank Engineering Ltd and hiring the former employees.

On October 1, 2007, the Company entered into an employment contract with the President and Chief Executive Officer of the Company. Simultaneously, the Company agreed to hire the former employees and acquire certain property and equipment from Fairbank Engineering Ltd. (“FEL”). FEL was a consulting company owned by the President. As consideration, the Company issued to FEL, 160,000 common shares at a price of $0.82 per share and paid the balance of the purchase price of $102,143 in cash. The agreement was accepted by the TSX venture exchange on January 16, 2008.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

10.	RELATED PARTY TRANSACTIONS AND AMOUNTS OWING (Continued)

On November 1, 2007, the Company paid the first portion of a financing success fee of $407,000 (US$400,000) contemplated by the January 12, 2007 financial advisory services agreement with a director of the Company, as amended July 2, 2007. In February 2008, the Company paid the second portion of the success fee of $204,000 (US$200,000) in connection with the letter of credit issued to support the LNTP.

Subsequent to June 30, 2008, a further $560,000 (US$550,000) was paid as a financing success fee in connection with the increase in letter of credit and with the TCW financing. The Company estimates financing success fees could reach, in total, approximately $2.65 million (US$2.6 million).

11.	INCOME TAXES

The recovery of Canadian income taxes shown in the statements of loss and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2008	2007

Statutory income tax rate	31%	34%

Expected income tax recovery	$(1,079,000)	$(981,000)
Change in future tax rates	(365,000)	-
Net adjustment for amortization, deductible and non- deductible differences	(54,000)	109,000
Geothermal property costs	(8,342,000)	(4,633,000)
Unrecognized benefit for non-capital losses	9,840,000	5,505,000

Income tax expense	$-	$-

The significant components of the Company’s Canadian future tax assets (liability) are as follows:

	2008	2007

Operating losses	$18,116,000	$8,948,000
Share issuance costs	897,000	1,159,000
	19,013,000	10,107,000
Valuation allowance for future income tax assets	(2,958,000)	(2,093,000)

Net future income tax assets	16,055,000	8,014,000
Geothermal properties	(16,055,000	(8,014,000)

Net future income tax liability	$-	$-

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

11.	INCOME TAXES (Continued)

The Company has non-capital losses carried forward of approximately $9,666,000 (2007 – $6,560,000) for Canadian income tax purposes and $43,324,000 (US$42,535,000) (2007 – $19,730,000 (US$18,630,000)) for US income tax purposes, that may be available.

Losses for Canadian tax purposes expire as follows:

2008	$184,000
2009	293,000
2010	456,000
2014	444,000
2015	1,070,000
2026	1,415,000
2027	2,318,000
2028	3,486,000

$9,666,000

The recovery of U.S. income taxes shown in the statements of loss and deficit differs from the amounts obtained by applying statutory rates due to the following:

Losses for U.S. tax purposes expire as follows:

2023	$41,000
2024	331,000
2025	1,174,000
2026	4,229,000
2027	13,199,000
2028	24,350,000

	$43,324,000	(US$ 42,535,000)

During the year ended June 30, 2008, the Company re-filed its tax returns in the United States for the years ended June 30, 2004 to June 30, 2006. These re-filed tax returns and the tax return for the year ended June 30, 2007, have not yet been assessed by the Internal Revenue Service (“IRS”). If the returns are assessed as filed, the Company’s future net income tax assets would increase to $5,309,000 (US$5,212,000) and losses for US tax purposes would decrease to $8,026,000 (US$7,860,000).

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

12.	COMMITMENTS

Except as disclosed elsewhere in these consolidated financial statements, the Company had the following commitments at June 30, 2008:

	a)	The Company has entered into operating leases for premises, vehicles and geothermal resources. The minimum annual commitments (including work commitments) are as follows:

2009	$636,173
2010	697,981
2011	703,600
2012	670,812
2013	671,295
2014 and thereafter	827,516

$4,207,377

b)
On October 1, 2007, the Tywell Management Agreement was terminated and replaced by an employment agreement whereby the Company retained the services of Mr. Brian Fairbank on a full-time basis for a period of two years in consideration of a payment of $250,000 in salary per year. The agreement provides for severance payments equal to 24 months salary in the event of termination without cause, and up to 48 months salary if termination is a result of a change of control of the Company.

c)
The November 2007 LGIA Agreement commits the Company to provide a letter of credit that can be drawn to reimburse SPPC for network upgrades in the event the Company does not achieve commercial operation within three years of completing construction of its Blue Mountain power plant. The Agreement also commits the Company to reimburse SPPC’s interconnection facilities capital expenditures, estimated to reach approximately $713,000 (US$700,000). In February 2008, an Amendment to the LGIA Agreement resulted in a letter of credit commitment of $1.4 million (US$1.37-million), which was issued August 29, 2008.

d)
In February 2008, the Company issued a $20.4 million (US$20.0 million) LNTP to Ormat Nevada Inc. for EPC services. The LNTP was supported by a letter of credit issued by Glitnir in the amount of $10.2 million (US$10.0 million). The LNTP commitment was increased on April 1, 2008, to $26.8 million (US$26.3 million) and concurrently the supporting letter of credit was increased to $15.3 million (US$15.0 million).

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

13.	SEGMENT DISCLOSURE

The Company operates in a single reportable operating segment, being the exploration and development of geothermal properties. Geographically, substantially all long-term assets of the Company are located in the U.S. Corporate administrative activities are conducted in Canada.

14.	CONTINGENT LIABILITY

During 2006, the Company disputed certain charges regarding drilling services rendered. The maximum amount under dispute was $917,000 (US$900,000). As part of a continuing effort to resolve the matter, the Company sued the drilling contractor June 7, 2007. The drilling contractor subsequently filed for protection under Chapter 11 of the United States bankruptcy code. There is no current claim against the Company and, accordingly, no liability regarding the dispute is recorded in the books of the Company as at June 30, 2008.

15.	ADDITIONAL CASH FLOW INFORMATION

	2008	2007	2006

Cash and cash equivalents is
comprised of:
Cash	$1,015,647	$503,224	$72,764
Short term deposits	10,671,118	13,037,091	16,044,328

	$11,686,765	$13,540,315	$16,117,092

On January 18, 2008, the Company issued 160,000 common shares at a price of $0.82 per share, for a total cost of $131,200, as a recruitment fee to the President and Chief Executive Officer, relating to the hiring of former employees from his consulting company.

On December 20, 2006, 100,000 shares of common stock of Sierra Geothermal Corp. were received as partial payment under the option agreement for the Pumpernickel Valley Geothermal Project.

During the year ended June 30, 2008, the Company granted the underwriter, under a private placement, an option to acquire 1,050,000 shares at $1 per share, at a value of $376,093.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

16.	SUBSEQUENT EVENTS

Except as disclosed elsewhere in these consolidated financial statements, the following are significant events subsequent to June 30, 2008:

	a)	On July 1, 2008, the Company amended the LNTP with Ormat, increasing the EPC commitment to $29.7 million (US$29.3 million) and extending its term to July 31, 2008.

	b)	On July 11, 2008, the Company granted 100,000 incentive stock options exercisable at a price of $1.02 per share, expiring July 11, 2013.

	c)	On July 15, 2008, the Company received $7,000 from the exercise of 25,000 stock options.

	d)	On July 30, 2008, the Company granted 42,000 incentive exercisable stock options at a price of $1.10 per share. These options vest quarterly over a one year period and expire on July 30, 2013.

	e)	On August 1, 2008, the Company amended the LNTP with Ormat, increasing the EPC commitment to $33.1 million (US$32.3 million) and extending its term to August 31, 2008.

f)
On August 7, 2008, Nevada Power Company extended three PPA milestones: the construction financing and the EPC notice to proceed milestones were each extended until August 31, 2008, from August 12, 2008, and the date on which NGP must nominate its supply amount under the PPA, currently 25 MW +/- 25%, was extended until November 12, 2008.

	g)	On August 5, 2008, the Company received $28,000 from the exercise of 100,000 stock options.

	h)	On August 12, 2008, the Company received $28,000 from the exercise of 100,000 stock options.

	i)	On August 14, 2008, the Company granted 200,000 incentive stock options exercisable at a price of $1.08 per share, expiring on August 14, 2013.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

16.	SUBSEQUENT EVENTS (Continued)

j)
On August 29, 2008, the Company closed a financing with Trust Company of the West (“TCW”), a New York based investment management firm, for up to $191 million (US$180 million). Concurrently, the Company issued a full notice to proceed (“FNTP”) to Ormat, repaid the Glitnir bridge loan, and provided cash as collateral for both the $15.9 million (US$15.0 million) Ormat letter of credit and the $1.5 million (US$1.37 million) Sierra Pacific letter of credit. The cash collateral is invested in certificates of deposit at Bank of the West, an AA minus Standard & Poors rated western US bank.

The principal terms of the TCW loan are as follows:

14% interest per annum over a 15 year term maturing November 30, 2023;

Interest will be capitalized prior to commercial operation and 6% interest per annum is deferrable to maturity thereafter;

the minimum principal drawdown is $74 million (US$70 million);

the principal will be repaid from available cash flow – the lender has the option to pay principal and interest with up to 60% of available project cash;

the lender retains a residual 7.5% interest in the project at maturity;

the last $10.6 million (US$10 million) of the $191 million (US$180 million) commitment, if drawn, results in an increase of the residual interest by 0.5% for each million drawn;

the loan is subject to a 2% prepayment penalty prior to commercial operation and a make-whole premium equal to the net present value of the remaining payments discounted at the yield of similar maturity United States Treasury securities thereafter;

a closing fee of $3.8 million (US$3.6 million) (2%) of the commitment was paid to TCW at closing.

The financing provided by TCW is secured by a pledge of all the equity interests of both NGP Blue Mountain Holdco LLC (“Holdco”) and NGP Blue Mountain I LLC (“NGP I”). Holdco’s assets comprise the equity interests of NGP I. Its assets include the Company’s Blue Mountain leases and the electricity generation plant under construction, including project contracts related to the plant, as well as an undivided interest as a co-tenant in the transmission line that will interconnect the plant to Sierra Pacific Power Company’s grid and underlying real estate rights. In addition, TCW has a first priority lien on certain accounts established in connection with the financing to hold the proceeds of advances provided by TCW and revenues generated by operation of the project. TCW also has the right to require that the Company provide TCW with a first priority security interest over substantially all of the assets of NGP I if the Company does not obtain senior construction financing meeting specified requirements to replace a portion of the commitments under the TCW financing within a specified period.

k)
The FNTP issued to Ormat commits the Company to approximately $74.4 million (US$70 million) fixed price, date certain (substantial completion at December 31, 2009), guaranteed performance EPC contract.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

16.	SUBSEQUENT EVENTS (Continued)

l)
On September 12, 2008, the Company entered into approximately $4.8 million (US$4.5 million) fixed price EPC contract with Wilson Utility Construction Co. to build a 120 MW, 21 mile transmission line from the Blue Mountain power plant to the interconnection with Sierra Pacific Power Company’s switching station.

m)
On November 1, 2007, by way of an amended and restated commitment letter, the Company had engaged a New York based financial institution to structure, arrange and provide construction loan financing of the Blue Mountain project, and to provide a tax equity take-out (collectively “loan finance arrangements”) in accordance with a revised tax commitment letter dated as of July 24, 2007. The construction loan financing was not completed and alternative financing was arranged with Trust Company of the West. On September 24, 2008, the Company agreed to pay to this financial institution alternative transaction fees of $532,100 (US$500,000), as well as $127,700 (US$120,000) to Glitnir as final settlement and conclusion of loan financing arrangements.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

17.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The major differences between Canadian and US GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

	2008	2007	2006
Net loss in accordance with Canadian
GAAP	$(3,460,709)	$(2,874,979)	$(1,605,372)
Deduct:
Unproven property interests and
deferred expenditures incurred in the
year	(26,005,018)	(15,752,938)	(5,103,879)
Net loss in accordance with US GAAP	$(29,465,727)	$(18,627,917)	$(6,709,251)
Basic and diluted loss per common share
(US GAAP)	$(0.37)	$(0.30)	$(0.18)
Weighted average shares outstanding (US
GAAP)	79,122,910	61,294,757	36,537,557

The Company’s US comprehensive loss is comprised as follows:
	2008	2007	2006
Net loss for the year (US GAAP)	$(29,465,727)	$(18,627,917)	$(6,709,251)
Comprehensive (loss) income
Unrealized holding (loss) gain on
marketable securities	(11,000)	50,642	-
Comprehensive loss for the year (US
GAAP)	$(29,476,727)	$(18,577,275)	$(6,709,251)

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

17.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

Statement of Cash Flows in Accordance with US GAAP

	2008	2007	2006

Cash provided by (used in)
Operating Activities
Net loss in accordance with US GAAP	$(29,465,727)	$(18,627,917)	$(6,709,251)

Adjustments to reconcile net loss to net
cash used by operating activities
Asset retirement obligation	649,884	424,377	-
Securities received for geothermal
property option	(69,000)	(47,000)	(20,000)
Foreign exchange loss on marketable
securities	-	11,252	-
Gain on sale of securities	-	(103,965)	(62,780)
Amortization	62,508	20,549	10,900
Stock-based compensation	867,651	1,279,145	692,059
Loss on disposal of equipment	3,320	-	-
Recruitment fees	131,200	-	-
Interest allocated to resource property
costs	648,886	-	-
Change in amounts receivable	(70,730)	16,632	(16,526)
Change in prepaid expenses	21,956	(134,593)	55,689
Change in accounts payable and
accrued liabilities	1,935,881	939,669	1,688,435
	(25,284,171)	(16,221,851)	(4,361,474)

Investing activities
Proceeds from disposal of marketable
securities	-	197,660	128,085
Restricted cash	(3,748)	(683,249)	-
Acquisition of capital assets	(12,786,173)	(43,746)	(26,417)
Sale of capital assets	1,045	-	-
	(12,788,876)	(529,335)	101,668

Financing activities
Common stock issued for cash	15,847,497	14,174,409	18,412,851
Bank loan	20,372,000	-	-
	36,219,497	14,174,409	18,412,851

Increase (Decrease) in cash and cash
equivalents	$(1,853,550)	$(2,576,777)	$14,153,045

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

17.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

	2008	2007	2006

Shareholders’ equity (Canadian GAAP)	$49,830,423	$36,455,784	$23,826,567
Acquisition and deferred exploration
expenditures	(51,185,593)	(25,180,575)	(9,427,637)

Shareholders’ (deficit )equity (US GAAP)	$(1,355,170)	$11,275,209	$14,398,930

Acquisition and deferred exploration
expenditures (Canadian GAAP)	$51,185,593	$25,180,575	$9,427,637

Acquisition and deferred exploration
expenditures expensed (US GAAP)	(51,185,593)	(25,180,575)	(9,427,637)

Acquisition and deferred exploration
expenditures (US GAAP)	$-	$-	$-

Material variations in the accounting measurement principles, practices and methods used in preparing these consolidated financial statements from measurement principles, practices and methods accepted in the United States are described and quantified below.

i.	Deferred Exploration expenditures

Under Canadian GAAP, companies have the option to defer exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point capitalized costs would be written off. Under US GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At this stage, the Company has not yet identified economically recoverable reserves on any of its interests. Accordingly, under US GAAP, all exploration costs incurred are expensed.

ii.	Marketable Securities

Under Canadian GAAP, for the years ended June 30, 2006, short-term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the consolidated statements of operations. Long- term investments are carried on the cost or equity basis and are only written down when there is evidence of a decline in value that is other than temporary. Under Canadian GAAP, for the year ended June 30, 2008, the Company adopted the provisions of CICA HB 3855 “Financial Instruments – Recognition and Measurement” and CICA HB 1530 “Comprehensive Income”, which are similar to the requirements of US GAAP.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

17.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

Under US GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that certain equity investments must be classified into available-for-sale securities and carried at fair market value. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities.

As at June 30, 2008 and 2007, there is no difference between the Canadian GAAP and the United States GAAP recorded values. As at June 30, 2006, investments in shares with a trading restriction of one year or less are classified as marketable securities for Canadian GAAP purposes and are recorded at the lower of cost and market value. For United States GAAP purposes, these investments are classified as trading securities and are recorded at market value at the reporting date.

iii.	Asset Retirement Obligations

Under US GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) requires companies to record the fair value of the liability for closure and removal costs associated with legal obligations upon the retirement or removal of any tangible long-lived assets effective June 1, 2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and amortized over its estimated useful life. For Canadian GAAP purposes, effective June 1, 2004, the Company adopted the provisions of CICA HB 3110 “Asset Retirement Obligations” which are substantially similar to those of SFAS 143. The Company has determined that there were no material differences in the measurement and presentation of asset retirement obligations between Canadian GAAP and US GAAP as at June 30, 2008, 2007 and 2006.

iv.	Stock-Based Compensation

Under US GAAP, Statement of Financial Accounting Standard 123(R), “Share- Based Payments,” requires the measurement and recognition of compensation expense, based on estimated fair values, for all share-based awards made to employees and directors, including stock options. In March 2005, the Securities and Exchange Commission issued SAB 107 relating to SFAS 123(R). The Company applied the provisions of SAB 107 in its adoption of SFAS 123(R). SFAS 123(R) requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option pricing model as its method of determining fair value. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the consolidated statements of operations over the requisite service period.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

17.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

The Company has a stock-based compensation plan. The Company accounts for stock-based compensation, including stock options and warrants, using the fair value based method, as prescribed by CICA HB 3870 “Stock-based Compensation and Other Stock-Based Payments”, to account for stock based transactions with officers, directors and consultants. Under this method, the fair value of the stock options and warrants at the date of grant is amortized over the vesting period, with an offsetting credit recorded as an increase in contributed surplus. If the stock options or warrants are exercised, the proceeds are credited to share capital and the fair value at the date of the grant is reclassified from contributed surplus to share capital. Accordingly, there were no material differences between Canadian GAAP and US GAAP for the years ended June 30, 2008, 2007 and 2006.

v.	Recent Accounting Pronouncements

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”. SFAS No. 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement No. 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS No. 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

17.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”. This statement replaces SFAS No. 141 and defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS No. 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS No. 141R also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008 and earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements Liabilities –an Amendment of ARB No. 51”. This statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008 and earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 AND 2007
(Expressed in Canadian Dollars)

17.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

On December 21, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110, (“SAB 110”). SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of “plain vanilla” share options in accordance with SFAS No. 123R, “Share-Based Payments”. The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007 which amends question 6 of Section D.2 as included in SAB 107, “Valuation of Share- Based Payment Arrangements for Public Companies”, which stated that the simplified method could not be used beyond December 31, 2007. SAB 110 is effective April 1, 2008. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 NEVADA defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

18.	COMPARATIVE FIGURES

Certain of the prior year comparative figures have been reclassified to conform with the current presentation.